SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                (RULE 14d - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               HUNGRY MINDS, INC.
 -------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                         HMI ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of
                             JOHN WILEY & SONS, INC.
 -------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                Class A Common Stock, par value $0.001 per share;
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                         (Title of Class of Securities)

                                    445549108
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                      (CUSIP Number of Class of Securities)

                             Richard S. Rudick, Esq.
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                          New York, New York 10158-0012
                                 (212) 850-6000
 -------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

             Transaction Valuation*                      Amount of Filing Fee**

$90,179,404.56 in cash to purchase all of the fully             $18,035.88
diluted equity of Hungry Minds, Inc.
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $6.09 per share in cash, pursuant to the Offer to Purchase, of all 14,807,784 issued and outstanding shares of Class A common stock, par value $0.001 per share, of Hungry Minds, Inc., as of August 16, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   None                     Filing Party:  Not applicable

Form or Registration No.:  Not applicable          Date Filed:  Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


                                   ----------

                                   SCHEDULE TO

          This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by HMI Acquisition Corp., a Delaware corporation ("Purchaser") and a direct or indirect wholly owned subsidiary of John Wiley & Sons, Inc., a New York corporation ("Wiley"), to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.09 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). This Schedule TO is being filed on behalf of Purchaser and Wiley.

          The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 (as supplemented by the disclosure under Item 3 below) and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of August 12, 2001, among Wiley, Purchaser and the Company, and the Voting and Tender Agreement, dated as of August 12, 2001, among Wiley, Purchaser and International Data Group, Inc. and its wholly owned subsidiary, IDG Enterprises, Inc. (together, with International Data Group, Inc., "IDG"), both of which were filed under cover of Form 8-K by the Company on August 15, 2001, and the Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          During the last five years, none of Purchaser, Wiley or, to the best of their knowledge, any person listed in Schedules I and II to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 10.  FINANCIAL STATEMENTS.

          Not Applicable.

ITEM 12.  EXHIBITS.

          (a)(1)(A)      Offer to Purchase, dated as of August 20, 2001.

          (a)(1)(B)      Letter of Transmittal.

          (a)(1)(C)      Notice of Guaranteed Delivery.

          (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(1)(G) Press release issued by Wiley on August 12, 2001 (incorporated by reference to the filing under cover of Schedule TO by Wiley on August 12, 2001).

          (a)(1)(H)      Form of Summary Advertisement, dated August 20, 2001.

          (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, among Wiley, Purchaser and the Company (incorporated by reference to the filing under cover of Form 8-K, by the Company on August 15, 2001).

          (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, among Wiley, Purchaser and IDG (incorporated by reference to the filing under cover of Form 8-K, by the Company on August 15, 2001).

          (d)(3) Confidentiality Agreement, dated as of May 29, 2001, between Wiley and the Company (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on August 20, 2001).

          (g)            Not applicable.

          (h)            Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                   SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HMI ACQUISITION CORP.


                                By:/s/ Timothy B. King
                                   -------------------------
                                Name:  Timothy B. King
                                Title: President

                                JOHN WILEY & SONS, INC.


                                By: /s/ Richard S. Rudick
                                   -------------------------
                                Name:  Richard S. Rudick
                                Title: Senior Vice President and General Counsel


Dated:  August 20, 2001

                                  EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION
----------  -----------

(a)(1)(A)   Offer to Purchase, dated August 20, 2001.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued by Wiley on August 12, 2001 (incorporated by reference to the filing under cover of Schedule TO by Wiley on August 12, 2001).

(a)(1)(H)   Form of Summary Advertisement, dated August 20, 2001.

(d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, among Wiley, Purchaser and the Company (incorporated by reference to the filing under cover of Form 8-K, by the Company on August 15, 2001).

(d)(2) Voting and Tender Agreement, dated as of August 12, 2001, among Wiley, Purchaser and IDG (incorporated by reference to the filing under cover of Form 8-K, by the Company on August 15, 2001).

(d)(3) Confidentiality Agreement, dated as of May 29, 2001, between Wiley and the Company (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on August 20, 2001).

(g)         Not applicable.

(h)         Not applicable.